SGOCO Group, Ltd. Announces Appointment of Director

HONG KONG, July 7, 2014 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC), ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the Chinese display market, today announced that the Board of Directors has appointed Mr. Pruby He as an Independent Director of the Company, as part of its initiative to attract talents from internet industry to the Board level, to replace Ms. Teresa Hon, who had resigned from the Board for personal reasons and confirmed no disagreements with the Company. The appointment and resignation became effective on June 30, 2014.

Mr. He, aged 32, is an expert in internet industry and has 10 years of experience in IT product development, media strategy and marketing. In the early 2014, he set up Bequ.com, a China based travel service platform which is designed to provide professional travel consultancy and extensive product line for individual needs. As the founder and CEO of Bequ.com, Mr. He operated the business and successfully raised funding from various private equity and venture capitals. Prior to that, he served as General Manager of Micromega Technology., Ltd and Product Manager of Arrow Electronics, STmicroelectronics and QQ.com from 2004 to 2012. He holds a Bachelor degree in Electronic Engineering from the Chengdu University of Technology, China.

Regarding the change of the Board, Mr. David Xu, Director, President and CEO of SGOCO, commented, “We are pleased to welcome Mr. He to join SGOCO’s Board with his excellent experience in Internet business and strong human relations. Mr. He has an extensive understanding of China IT market and his joining to SGOCO will strengthen our establishing e-commerce business partnership and internet related projects. We are confident that his experience and skills will be valuable asset to SGOCO in order to carry out the strategy and expand the market share in display and other industries”.

He continued, “We would also like to express our gratitude to Ms. Teresa Hon for her contribution to the Company especially the experience, skills and ideas that she brought in our business and we wish her success in the future endeavors”.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, TVs and application specific products. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Kathy Ko
Investor Relations Officer
Tel: +852 2501 0128
US: +1(646) - 5831616 (Voice mail)
Email: ir@sgoco.com